June 30, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Michael Moran


Re:       Glacier Water Services, Inc. (File No. 1-11012)
          -----------------------------------------------

Dear Mr. Moran:

          The following information is submitted in response to the three numbered points of your comment letter dated June 20, 2005.

     1. The Company does not believe it has failed to comply with any rules of the American Stock Exchange, and it has not specifically given notice to the Exchange that its shareholders' equity is below the listing guidelines. It has disclosed that fact in its public reports and believes that the Exchange is aware of that fact. The Company is not aware of any rules of the Exchange which requires notification to the Exchange. Furthermore, the Company has not received any notice from the Exchange on this subject.

     2. The Company values its repair parts at the lower of cost or market and the disclosure on page 26 regarding repair parts should have been so stated. The Company will correct this oversight in future filings. The Company utilizes repair parts on a FIFO basis. With respect to the utility of the parts in conjunction with the upgrade to newer machines, the Company is able to utilize repair parts for both the old and the new upgraded machines. Additionally, management periodically analyzes repair parts on a regular basis for the existence of either excess or obsolete parts.

     3. The disclosure relating to stock option plans in the 10-K will be revised in future filings to segregate the exercise prices into more discrete ranges to provide more meaningful information concerning the number of shares in each range.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company's filing. The Company also acknowledges that the comments above do not foreclose the Commission from taking action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,



                                               W. David Walters
                                               Senior Vice President,
                                               Chief Financial Officer